FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 12, 2004

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES
Notice regarding share exchange agreement between Canon Inc. and Igari Mold

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date February 12, 2004
	By	/s/ Shunji Onda (Signature)*
Shunji Onda General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

Notice regarding share exchange agreement between Canon Inc. and Igari Mold

February 10, 2004

FOR IMMEDIATE RELEASE	Canon Inc. President & CEO: Fujio Mitarai Securities code: 7751 [First sections of the Tokyo, Osaka and Nagoya Stock Exchanges; Fukuoka and Sapporo Stock Exchanges]

Inquiries:
Toshizo Tanaka Group Executive, Finance & Accounting Headquarters +81-3-3758-2111

Notice regarding share exchange agreement between Canon Inc. and Igari Mold

TOKYO, February 10, 2004—Canon Inc. (“Canon”) and Igari Mold Co. Ltd. (“Igari Mold”) entered into a basic agreement on December 25, 2003, by which Igari Mold will become a wholly owned subsidiary of Canon through share exchange. Canon and Igari Mold today entered into a formal share exchange agreement and announced the terms of the share exchange.

1. Conditions of the Share Exchange

(1)	Schedule
	Entry into share exchange agreement	February 10, 2004
	Announcement of simplified share exchange	February 11. 2004
	Shareholders’ meeting to approve share exchange agreement (Igari Mold)	February 25, 2004
	Effective date of share exchange	March 29, 2004

	*	Canon is entitled to undertake the share exchange without the approval of its shareholders pursuant to the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan (“Simplified Share Exchange”).

(2)	Share Exchange Ratio

	Canon	Igari Mold
	(Sole parent company)	(Wholly owned subsidiary)

Share exchange ratio	1	9.030

Notes:	1)	Allotment of shares
9.030 shares of common stock of Canon will be allotted per one (1) share of common stock of Igari Mold.
	2)	Calculation basis for share exchange ratio
Canon and Igari Mold requested a third party, Nikko Cordial Securities Inc., to evaluate the exchange ratio, and using that evaluation as a reference and after discussions between themselves, agreed on the above exchange ratio.
	3)	Evaluation method by the third-party organization
Canon was evaluated using the Market Price Method and Igari Mold was evaluated using the Discounted Cash Flow Method.
	4)	Shares to be issued under share exchange
Canon will use treasury shares for exchange with the shareholders of Igari Mold, therefore no new shares will be issued.

2. Overview of the Companies Party to the Share Exchange

(1) Name	Canon (non-consolidated)		Igari Mold (non-consolidated)

	1. Production and sales of optical		Design and manufacture of precision
	machinery		molds for plastic components
2. Production and sales of audio,
electric, and electronic machinery
3. Production and sales of
precision machinery
(2) Business activities	4. Production and sales of medical
machinery
5. Production and sales of general
machinery
6. Production and sales of parts
and components of the above
products
7. Programming and sales of software

(3) Date of incorporation	August 1937		November 1972

(4) Representative	President & CEO Fujio Mitarai		President & CEO Masaomi Igari

(5) Location of head office	Ohta-ku, Tokyo		Nishi Ibaraki-gun,
Ibaraki prefecture

(6) Capital	Yen 168,892 million		Yen 32 million
	(as of Dec. 31, 2003)		(as of Feb. 28, 2003)

(7) Outstanding shares	881,339 thousand shares		64,000 shares
	(as of Dec. 31, 2003)		(as of Feb. 28, 2003)

(8) Shareholders’ equity	Yen 1,444,160 million		Yen 1,100 million
	(as of Dec. 31, 2003)		(as of Feb. 28, 2003)

(9) Total assets	Yen 2,059,317 million		Yen 3,306 million
	(as of Dec. 31, 2003)		(as of Feb. 28, 2003)

(10) Fiscal year end	December 31		Last day of February

(11) Number of employees	18,828		160
	(as of Dec. 31, 2003)		(as of Dec. 25, 2003)

(12) Major business	Domestic and overseas Canon Group		Plastic parts machining makers,
contacts	marketing companies		electric appliance makers,
precision equipment makers, etc.

(13) Major shareholders and	State Street Bank and Trust Company	7.19%	Masaomi Igari	89.18%
their share percentages	Japan Trustee Services Bank, Ltd.		Nobuko Igari	10.28%
	(Trust Account)	6.95%	Yota Igari	0.53%
	The Dai-ichi Mutual Life Insurance		(as of Dec. 25, 2003)
	Company	6.70%
(as of Dec. 31, 2003)

(14) Main banks	Mizuho Corporate Bank, Ltd		The Joyo Bank, Ltd.
	Sumitomo Mitsui Banking Corporation		The Ibaraki-ken Credit Cooperative
	The Bank of Tokyo-Mitsubishi, Ltd		The Shoko Chukin Bank

(15) Relationship between the Companies

Capital	There is no capital relationship between the two companies

Human Resources	There is no personnel relationship between the two companies

Business Connections	Orders from the Canon Group account for 7% of Igari Mold’s sales volume (fiscal year ended February 28, 2003)

3. Outlook after share exchange

(1)	Name, business activities, representative and location of head office

There will be no change in the name, business activities, representative or location of head office of either company from the corresponding entries found in “2. Overview of the Companies Party to the Share Exchange” above. Igari Mold (wholly owned subsidiary) will appoint a new president and CEO at the company’s first extraordinary general shareholders’ meeting after the completion of the share exchange.

(2)	Canon’s stated capital

Canon’s stated capital will not increase as a result of the exchange.

(3)	Impact on Canon’s business results

For Canon, the impact of the share exchange on business results is expected to be minimal.